NO ACT

DE 2-10-2010



UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-4561

DIVISION OF
CORPORATION FINANCE





10010591

February 12, 2010

Lisa K. Bork
Counsel
Exxon Mobil Corporation
5959 Las Colinas Boulevard
Irving, TX 75039-2298



Act: 1934
Section:
Rule: 14a-8
Public Availability: 02-12-2010

Re: Exxon Mobil Corporation

Dear Ms. Bork:

This is in regard to your letter dated February 10, 2010 concerning the shareholder proposal submitted by Margaret A. Wilson for inclusion in ExxonMobil's proxy materials for its upcoming annual meeting of security holders. Your letter indicates that the proponent has withdrawn the proposal, and that ExxonMobil therefore withdraws its January 21, 2010 request for a no-action letter from the Division. Because the matter is now moot, we will have no further comment.

Sincerely,

Michael J. Reedich
Special Counsel

cc: Margaret A. Wilson

*** FISMA & OMB Memorandum M-07-16 ***

Exxon Mobil Corporation
5959 Las Colinas Boulevard
Irving, Texas 75039-2298
972 444 1473 Telephone
972 444 1488 Facsimile

Lisa K. Bork
Counsel

ExxonMobil

February 10, 2010

VIA Email: shareholderproposals@sec.gov
Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Re: *Securities Exchange Act of 1934--Section 14(a); Rule 14a-8;*
Withdrawal of Request for No Action regarding
Proposal of Margaret A. Wilson

Dear Ladies and Gentlemen:

Exxon Mobil Corporation ("ExxonMobil") received a shareholder proposal from Margaret A. Wilson (the "Proponent") for inclusion in ExxonMobil's proxy material for its 2010 annual meeting of shareholders. The proposal was entitled "Support Abandoning Markets that Promote Radical Islam." By letter dated January 21, 2010, ExxonMobil set forth its reasons for intending to omit the proposal from its proxy material pursuant to Rule 14a-8(i)(b) and Rule 14a-8(f)(l) because the Proponent failed to provide the requisite proof of continuous stock ownership in response to the Company's proper request for that information.

We have been advised by the Proponent that she is withdrawing her proposal. I have enclosed a copy of the letter we received by e-mail from the Proponent in this regard. As a result of receiving this letter, ExxonMobil wishes to withdraw its request for no action relating to this proposal.

If you have any questions or require additional information, please do not hesitate to call me at 972-444-1473. In my absence, please contact James E. Parsons at 972-444-1478. A copy of this letter (and enclosure) is being sent to the Proponent.

Sincerely,



Lisa K. Bork

LKB:elh
Enclosure

cc - w/enc:

Proponent:
Margaret A. Wilson

F:\LAW\CAS\LKB\SEC No Action Ltrs\2010 M Wilson Withdrawal doc

February 8, 2010

Mr. David S. Rosenthal
Vice President, Investor Relations
and Secretary
Exxon Mobil Corporation
5959 Las Colinas Boulevard
Irving, TX 75039-2298

Dear Mr. Rosenthal:

I, Margaret A. Wilson, hereby withdraw my shareholder proposal concerning Abandoning Activities in Countries Promoting Radical Islam, which I have submitted to Exxon Mobil Corporation in connection with its 2010 annual meeting of shareholders.

Sincerely,



Margaret A. Wilson

*** FISMA & OMB Memorandum M-07-16 ***

Exxon Mobil Corporation
5959 Las Colinas Boulevard
Irving, Texas 75039-2298
972 444 1473 Telephone
972 444 1488 Facsimile

Lisa K. Bork
Counsel

ExxonMobil

January 21, 2010

VIA Email: shareholderproposals@sec.gov
Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Re: *Securities Exchange Act of 1934—Section 14(a); Rule 14a-8; Omission of Shareholder Proposal of Margaret A. Wilson*

Dear Ladies and Gentlemen:

This letter is to inform you that Exxon Mobil Corporation (the "Company") intends to omit from its proxy statement and form of proxy for its 2010 Annual Meeting of Shareholders (collectively, the "2010 Proxy Materials") a shareholder proposal (the "Proposal") and statements in support thereof received from Margaret A. Wilson (the "Proponent").

Pursuant to Rule 14a-8(j), we have:

- filed this letter with the Securities and Exchange Commission (the "Commission") no later than eighty (80) calendar days before the Company intends to file its definitive 2010 Proxy Materials with the Commission; and

- concurrently sent copies of this correspondence to the Proponent.

Rule 14a-8(k) and Staff Legal Bulletin No. 14D (Nov. 7, 2008) ("SLB 14D") provide that shareholder proponents are required to send companies a copy of any correspondence that the proponents elect to submit to the Commission or the staff of the Division of Corporation Finance (the "Staff"). Accordingly, we are taking this opportunity to inform the Proponent that if she elects to submit additional correspondence to the Commission or the Staff with respect to the Proposal, a copy of that correspondence should be furnished concurrently to the undersigned on behalf of the Company pursuant to Rule 14a-8(k) and SLB 14D.

THE PROPOSAL

The Proposal requests that the Company "report to shareholders what the impact on the corporation would be of abandoning exploration and production markets in countries that are known to support and promote the radical Islamic diaspora."

BASIS FOR EXCLUSION: FAILURE TO ESTABLISH ELIGIBILITY

We hereby respectfully request that the Staff concur in our view that the Proposal may be excluded from the 2010 Proxy Materials pursuant to Rule 14a-8(b) and Rule 14a-8(f)(1) because the Proponent failed to provide the requisite proof of continuous stock ownership in response to the Company's proper request for that information.

ANALYSIS

The Proposal May Be Excluded Under Rule 14a-8(b) And Rule 14a-8(f)(1) Because The Proponent Failed To Establish The Requisite Eligibility To Submit The Proposal.

A. Background

The Proponent submitted the Proposal to the Company via facsimile on December 14, 2009. *See* Exhibit A. The Company reviewed its stock records, which did not indicate the Proponent was the record owner of Company shares. Although the Proponent included with the Proposal some documentary evidence of her ownership of Company shares, as discussed below under "*Analysis,*" this evidence was not sufficient to satisfy the requirements of Rule 14a-8(b) because the evidence did not provide proof of continuous ownership as of the date the Proposal was submitted. Accordingly, the Company sought verification from the Proponent of her eligibility to submit the Proposal. Specifically, the Company sent via UPS overnight mail a letter to the Proponent on December 17, 2009 (the "Deficiency Notice"), which was within 14 calendar days of the Company's receipt of the Proposal, notifying the Proponent of the requirements of Rule 14a-8 and how to cure the procedural deficiencies. A copy of the Deficiency Notice is attached hereto as Exhibit B.

The Deficiency Notice stated that "the proof of share ownership included with your submission is not sufficient," and further, that in order to be eligible to submit a proposal, the Proponent must submit "sufficient proof that he or she has continuously held at least $2,000 in market value, or 1%, of the company's securities entitled to vote on the proposal for at least one year as of the date the shareholder proposal was submitted." Additionally, the Deficiency Notice specified the date the Proposal was submitted (December 14, 2009), so it was clear as of what date proof of continuous ownership must be provided.

As of the date of this letter, the Company has not received any response to the Deficiency Notice.

B. Analysis

The Company may exclude the Proposal under Rule 14a-8(f)(1) because the Proponent failed to substantiate her eligibility to submit the Proposal under Rule 14a-8(b) by providing proof of ownership. Rule 14a-8(b)(1) provides, in part, that "[i]n order to be eligible to submit a proposal, [a shareholder] must have continuously held at least $2,000 in market value, or 1%, of the company's securities entitled to be voted on the proposal at the meeting for at least one year by the date [the shareholder] submit[s] the proposal." Staff Legal Bulletin No. 14 specifies that when the shareholder is not the registered holder, the shareholder "is responsible for proving his or her eligibility to submit a proposal to the company," which the shareholder may do by one of the two ways provided in Rule 14a-8(b)(2). *See* Section C.1.c, Staff Legal Bulletin No. 14 (July 13, 2001) ("SLB 14").

Rule 14a-8(f) provides that a company may exclude a shareholder proposal if the proponent fails to provide evidence of eligibility under Rule 14a-8, including the beneficial ownership requirements of Rule 14a-8(b), provided that the company timely notifies the proponent of the problem and the proponent fails to correct the deficiency within the required time. The Company satisfied its obligation under Rule 14a-8 by transmitting to the Proponent in a timely manner the Deficiency Notice, which stated:

- the ownership requirements of Rule 14a-8(b);

- the type of statement or documentation necessary to demonstrate beneficial ownership under Rule 14a-8(b);

- that the Proponent's response had to be postmarked or transmitted electronically no later than 14 calendar days from the date the Proponent received the Deficiency Notice; and

- that a copy of the shareholder proposal rules set forth in Rule 14a-8 was enclosed.

As described above, the Proposal was submitted to the Company on December 14, 2009. The Proponent included with the Proposal a letter from Wells Fargo Advisors, LLC dated December 2, 2009. *See* Exhibit A. However, the bank's letter was insufficient to establish the Proponent's ownership under Rule 14a-8(b). Specifically, the letter stated only that the Proponent held Company shares as of December 2, 2009, the date of the bank's letter (not the date the Proposal was submitted). The letter did not provide evidence that the Proponent owned Company shares (i) during any other day during the year prior to the date the Proposal was submitted to the Company (i.e., continuously for one year), or (ii) as of the date the Proposal was submitted.

On numerous occasions the Staff has taken a no-action position concerning a company's omission of shareholder proposals based on a proponent's failure to provide satisfactory evidence of eligibility under Rule 14a-8(b) and Rule 14a-8(f)(1). *See Time Warner Inc.* (avail. Feb. 19, 2009) (concurring with the exclusion of a shareholder proposal under rule 14a-8(b) and

Rule 14a-8(f) and noting that "the proponent appears to have failed to supply, within 14 days of receipt of Time Warner's request, documentary support sufficiently evidencing that he satisfied the minimum ownership requirement for the one-year period required by Rule 14a-8(b)"). *See also Alcoa Inc.* (avail. Feb. 18, 2009); *Qwest Communications International, Inc.* (avail. Feb. 28, 2008); *Occidental Petroleum Corp.* (avail. Nov. 21, 2007); *General Motors Corp.* (avail. Apr. 5, 2007); *Yahoo, Inc.* (avail. Mar. 29, 2007); *CSK Auto Corp.* (avail. Jan. 29, 2007); *Motorola, Inc.* (avail. Jan. 10, 2005); *Johnson & Johnson* (avail. Jan. 3, 2005); *Agilent Technologies* (avail. Nov. 19, 2004); *Intel Corp.* (avail. Jan. 29, 2004); *Moody's Corp.* (avail. Mar. 7, 2002).

Moreover, the Staff consistently has concurred that proof of ownership based on a fixed date is insufficient to prove that a proponent has met the ownership requirements of Rule 14a-8(b). *See* SLB 14 (clarifying that a shareholder's "monthly, quarterly or other periodic investment statements [do not] demonstrate sufficiently continuous ownership of the securities." *See also IDACORP, Inc.* (avail. Mar. 5, 2008) (concurring with the exclusion of a shareholder proposal and noting that despite the proponents' submission of monthly account statements, the proponents had "failed to supply . . . documentary support sufficiently evidencing that they satisfied the minimum ownership requirement for the one-year period required by rule 14a-8(b)").

Consistent with the precedent cited above, the Proposal is excludable because the Proponent has not sufficiently demonstrated that she continuously owned the requisite number of Company shares for the one-year period prior to the date the Proposal was submitted. Accordingly, the Company may exclude the Proposal under Rule 14a-8(b) and Rule 14a-8(f)(1).

CONCLUSION

Based upon the foregoing analysis, we respectfully request that the Staff concur that it will take no action if the Company excludes the Proposal from its 2010 Proxy Materials. We would be happy to provide you with any additional information and answer any questions that you may have regarding this subject.

If we can be of any further assistance in this matter, please do not hesitate to call me at (972) 444-1473 or Elizabeth A. Ising of Gibson, Dunn & Crutcher LLP at (202) 955-8287.

Sincerely,



Lisa K. Bork
Counsel – Corporate and Securities

LKB/tss

Enclosures

cc: Margaret A. Wilson

Exxon Mobil Corporation
5959 Las Colinas Boulevard
Irving, Texas 75039

David S. Rosenthal
Vice President, Investor Relations
and Secretary

ExxonMobil

December 17, 2009

VIA UPS – OVERNIGHT DELIVERY

Ms. Margaret A. Wilson

*** FISMA & OMB Memorandum M-07-16 ***

Dear Ms. Wilson:

This will acknowledge receipt of the proposal concerning abandoning activities in countries promoting radical Islam, which you have submitted in connection with ExxonMobil's 2010 annual meeting of shareholders. However, the proof of share ownership included with your submission is not sufficient.

In order to be eligible to submit a shareholder proposal, Rule 14a-8 (copy enclosed) requires a proponent to submit sufficient proof that he or she has continuously held at least $2,000 in market value, or 1%, of the company's securities entitled to vote on the proposal for at least one year as of the date the shareholder proposal was submitted. You do not appear on our records as a registered shareholder. Moreover, to date we have not received proof that you have satisfied these ownership requirements. To remedy this defect, you must submit sufficient proof that these eligibility requirements are met.

As explained in Rule 14a-8(b), sufficient proof may be in the form of (1) a written statement from the "record" holder of your shares (usually a broker or a bank) verifying that, as of the date the proposal was submitted (December 14, 2009), you continuously held the requisite number of ExxonMobil shares for at least one year; or (2) if you have filed with the SEC a Schedule 13D, Schedule 13G, Form 3, Form 4 or Form 5, or amendments to those documents or updated forms, reflecting your ownership of the requisite number of ExxonMobil shares as of or before the date on which the one-year eligibility period begins, a copy of the schedule and/or form, and any subsequent amendments reporting a change in the ownership level and a written statement that you continuously held the requisite number of ExxonMobil shares for the one-year period.

The letter from Wells Fargo included with your submission is dated December 2, 2009, and therefore does not demonstrate that you owned the requisite number of shares as of the December 14, 2009 date of your submission. Furthermore, the Wells Fargo letter does not state that you have continuously held these shares for at least one year.

Ms. Margaret A. Wilson
Page two

The SEC's rules require that any response to this letter must be postmarked or transmitted electronically to us no later than 14 calendar days from the date this letter is received. Please mail any response to me at ExxonMobil at the address shown above. Alternatively, you may send your response to me via facsimile at 972-444-1199.

You should note that, if the proposal is not withdrawn or excluded, you or your representative, who is qualified under New Jersey law to present the proposal on your behalf, must attend the annual meeting in person to present the proposal.

If you intend for a representative to present your proposal, you must provide documentation signed by you that specifically identifies your intended representative by name and specifically authorizes the representative to present the shareholder proposal on your behalf at the annual meeting. A copy of this authorization meeting state law requirements should be sent to my attention in advance of the meeting. Your authorized representative should also bring an original signed copy of the authorization to the meeting and present it at the admissions desk, together with photo identification if requested, so that our counsel may verify the representative's authority to act on your behalf prior to the start of the meeting.

In the event there are co-filers for this proposal and in light of the SEC staff legal bulletin 14C dealing with co-filers of shareholder proposals, we will be requesting each co-filer to provide us with clear documentation confirming your designation to act as lead filer and granting you authority to agree to modifications and/or withdrawal of the proposal on the co-filer's behalf. We think obtaining this documentation will be in both your interest and ours. Without clear documentation from all co-filers confirming and delineating your authority as representative of the filing group, and considering SEC staff guidance, it will be difficult for us to engage in productive dialogue concerning this proposal.

We are interested in discussing this proposal and will contact you in the near future.

Sincerely,



Enclosure

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SHAREHOLDER PROPOSALS

RULE 14a-8

Rule §240.14a-8. Shareholder Proposals

This section addresses when a company must include a shareholder's proposal in its proxy statement and identify the proposal in its form of proxy when the company holds an annual or special meeting of shareholders. In summary, in order to have your shareholder proposal included on a company's proxy card, and included along with any supporting statement in its proxy statement, you must be eligible and follow certain procedures. Under a few specific circumstances, the company is permitted to exclude your proposal, but only after submitting its reasons to the Commission. We structured this section in a question-and-answer format so that it is easier to understand. The references to "you" are to a shareholder seeking to submit the proposal.

(a) Question 1: What is a proposal?

A shareholder proposal is your recommendation or requirement that the company and/or its board of directors take action, which you intend to present at a meeting of the company's shareholders. Your proposal should state as clearly as possible the course of action that you believe the company should follow. If your proposal is placed on the company's proxy card, the company must also provide in the form of proxy means for shareholders to specify by boxes a choice between approval or disapproval, or abstention. Unless otherwise indicated, the word "proposal" as used in this section refers both to your proposal, and to your corresponding statement in support of your proposal (if any).

(b) Question 2: Who is eligible to submit a proposal, and how do I demonstrate to the company that I am eligible?

(1) In order to be eligible to submit a proposal, you must have continuously held at least $2,000 in market value, or 1%, of the company's securities entitled to be voted on the proposal at the meeting for at least one year by the date you submit the proposal. You must continue to hold those securities through the date of the meeting.

(2) If you are the registered holder of your securities, which means that your name appears in the company's records as a shareholder, the company can verify your eligibility on its own, although you will still have to provide the company with a written statement that you intend to continue to hold the securities through the date of the meeting of shareholders. However, if like many shareholders you are not a registered holder, the company likely does not know that you are a shareholder, or how many shares you own. In this case, at the time you submit your proposal, you must prove your eligibility to the company in one of two ways:

(i) The first way is to submit to the company a written statement from the "record" holder of your securities (usually a broker or bank) verifying that, at the time you submitted your proposal, you continuously held the securities for at least one year. You must also include your own written statement that you intend to continue to hold the securities through the date of the meeting of shareholders; or

(ii) The second way to prove ownership applies only if you have filed a Schedule 13D (§240.13d-101), Schedule 13G (§240.13d-102), Form 3 (§249.103 of this chapter), Form 4 (§249.104 of this chapter) and/or Form 5 (§249.105 of this chapter), or amendments to those documents or updated forms, reflecting your ownership of the shares as of or before the date on which the one-year eligibility period begins. If you have filed one of these documents with the SEC, you may demonstrate your eligibility by submitting to the company:

(A) A copy of the schedule and/or form, and any subsequent amendments reporting a change in your ownership level;

(B) Your written statement that you continuously held the required number of shares for the one-year period as of the date of the statement; and

(C) Your written statement that you intend to continue ownership of the shares through the date of the company's annual or special meeting.

(c) Question 3: How many proposals may I submit?
Each shareholder may submit no more than one proposal to a company for a particular shareholders' meeting.

(d) Question 4: How long can my proposal be?

The proposal, including any accompanying supporting statement, may not exceed 500 words.

(e) Question 5: What is the deadline for submitting a proposal?

(1) If you are submitting your proposal for the company's annual meeting, you can in most cases find the deadline in last year's proxy statement. However, if the company did not hold an annual meeting last year, or has changed the date of its meeting for this year more than 30 days from last year's meeting, you can usually find the deadline in one of the company's quarterly reports on Form 10-Q (§249.308a of this chapter) or 10-QSB (§249.308b of this chapter), or in shareholder reports of investment companies under §270.30d-1 of this chapter of the Investment Company Act of 1940. In order to avoid controversy, shareholders should submit their proposals by means, including electronic means, that permit them to prove the date of delivery.

(2) The deadline is calculated in the following manner if the proposal is submitted for a regularly scheduled annual meeting. The proposal must be received at the company's principal executive offices not less than 120 calendar days before the date of the company's proxy statement released to shareholders in connection with the previous year's annual meeting. However, if the company did not hold an annual meeting the previous year, or if the date of this year's annual meeting has been changed by more than 30 days from the date of the previous year's meeting, then the deadline is a reasonable time before the company begins to print and mail its proxy materials.

(3) If you are submitting your proposal for a meeting of shareholders other than a regularly scheduled annual meeting, the deadline is a reasonable time before the company begins to print and mail its proxy materials.

(f) Question 6: What if I fail to follow one of the eligibility or procedural requirements explained in answers to Questions 1 through 4 of this section?

(1) The company may exclude your proposal, but only after it has notified you of the problem, and you have failed adequately to correct it. Within 14 calendar days of receiving your proposal, the company must notify you in writing of any procedural or eligibility deficiencies, as well as of the time frame for your response. Your response must be postmarked , or transmitted electronically, no later than 14 days from the date you received the company's notification. A company need not provide you such notice of a deficiency if the deficiency cannot be remedied, such as if you fail to submit a proposal by the company's properly determined deadline. If the company intends to exclude the proposal, it will later have to make a submission under §240.14a-8 and provide you with a copy under Question 10 below, §240.14a-8(j).

(2) If you fail in your promise to hold the required number of securities through the date of the meeting of shareholders, then the company will be permitted to exclude all of your proposals from its proxy materials for any meeting held in the following two calendar years.

(g) Question 7: Who has the burden of persuading the Commission or its staff that my proposal can be excluded?

Except as otherwise noted, the burden is on the company to demonstrate that it is entitled to exclude a proposal.

(h) Question 8: Must I appear personally at the shareholders' meeting to present the proposal?

(1) Either you, or your representative who is qualified under state law to present the proposal on your behalf, must attend the meeting to present the proposal. Whether you attend the meeting yourself or send a qualified representative to the meeting in your place, you should make sure that you, or your representative, follow the proper state law procedures for attending the meeting and/or presenting your proposal.

(2) If the company holds its shareholder meeting in whole or in part via electronic media, and the company permits you or your representative to present your proposal via such media, then you may appear through electronic media rather than traveling to the meeting to appear in person.

(3) If you or your qualified representative fail to appear and present the proposal, without good cause, the company will be permitted to exclude all of your proposals from its proxy materials for any meetings held in the following two calendar years.

(i) Question 9: If I have complied with the procedural requirements, on what other bases may a company rely to exclude my proposal?

(1) *Improper Under State Law*: If the proposal is not a proper subject for action by shareholders under the laws of the jurisdiction of the company's organization;

Note to paragraph (i)(1): Depending on the subject matter, some proposals are not considered proper under state law if they would be binding on the company if approved by shareholders. In our experience, most proposals that are cast as recommendations or requests that the board of directors take specified action are proper under state law. Accordingly, we will assume that a proposal drafted as a recommendation or suggestion is proper unless the company demonstrates otherwise.

(2) Violation of Law: If the proposal would, if implemented, cause the company to violate any state, federal, or foreign law to which it is subject;
Note to paragraph (i)(2): We will not apply this basis for exclusion to permit exclusion of a proposal on grounds that it would violate foreign law if compliance with the foreign law would result in a violation of any state or federal law.

(3) Violation of Proxy Rules: If the proposal or supporting statement is contrary to any of the Commission's proxy rules, including §240.14a-9, which prohibits materially false or misleading statements in proxy soliciting materials;

(4) Personal Grievance; Special Interest: If the proposal relates to the redress of a personal claim or grievance against the company or any other person, or if it is designed to result in a benefit to you, or to further a personal interest, which is not shared by the other shareholders at large;

(5) Relevance: If the proposal relates to operations which account for less than 5 percent of the company's total assets at the end of its most recent fiscal year, and for less than 5 percent of its net earnings and gross sales for its most recent fiscal year, and is not otherwise significantly related to the company's business;

(6) Absence of Power/Authority: If the company would lack the power or authority to implement the proposal;

(7) Management Functions: If the proposal deals with a matter relating to the company's ordinary business operations;

(8) Relates to Election: If the proposal relates to an election for membership on the company's board of directors or analogous governing body;

(9) Conflicts with Company's Proposal: If the proposal directly conflicts with one of the company's own proposals to be submitted to shareholders at the same meeting; Note to paragraph (i)(9): A company's submission to the Commission under this section should specify the points of conflict with the company's proposal.

(10). Substantially Implemented: If the company has already substantially implemented the proposal;

(11) Duplication: If the proposal substantially duplicates another proposal previously submitted to the company by another proponent that will be included in the company's proxy materials for the same meeting;

(12) Resubmissions: If the proposal deals with substantially the same subject matter as another proposal or proposals that has or have been previously included in the company's proxy materials within the preceding 5 calendar years, a company may exclude it from its proxy materials for any meeting held within 3 calendar years of the last time it was included if the proposal received:

(i) Less than 3% of the vote if proposed once within the preceding 5 calendar years;

(ii) Less than 6% of the vote on its last submission to shareholders if proposed twice previously within the preceding 5 calendar years; or

(iii) Less than 10% of the vote on its last submission to shareholders if proposed three times or more previously within the preceding 5 calendar years; and

(13) Specific amount of dividends: If the proposal relates to specific amounts of cash or stock dividends.

(j) Question 10: What procedures must the company follow if it intends to exclude my proposal?

(1) If the company intends to exclude a proposal from its proxy materials, it must file its reasons with the Commission no later than 80 calendar days before it files its definitive proxy statement and form of proxy with the Commission. The company must simultaneously provide you with a copy of its submission. The Commission staff may permit the company to make its submission later than 80 days before the company files its definitive proxy statement and form of proxy, if the company demonstrates good cause for missing the deadline.

(2) The company must file six paper copies of the following:

(i) The proposal;

(ii) An explanation of why the company believes that it may exclude the proposal, which should, if possible, refer to the most recent applicable authority, such as prior Division letters issued under the rule; and

(iii) A supporting opinion of counsel when such reasons are based on matters of state or foreign law.

(k) Question 11: May I submit my own statement to the Commission responding to the company's arguments?

Yes, you may submit a response, but it is not required. You should try to submit any response to us, with a copy to the company, as soon as possible after the company makes its submission. This way, the Commission staff will have time to consider fully your submission before it issues its response. You should submit six paper copies of your response.

(l) Question 12: If the company includes my shareholder proposal in its proxy materials, what information about me must it include along with the proposal itself?

(1) The company's proxy statement must include your name and address, as well as the number of the company's voting securities that you hold. However, instead of providing that information, the company may instead include a statement that it will provide the information to shareholders promptly upon receiving an oral or written request.

(2) The company is not responsible for the contents of your proposal or supporting statement.

(m) Question 13: What can I do if the company includes in its proxy statement reasons why it believes shareholders should not vote in favor of my proposal, and I disagree with some of its statements?

(1) The company may elect to include in its proxy statement reasons why it believes shareholders should vote against your proposal. The company is allowed to make arguments reflecting its own point of view, just as you may express your own point of view in your proposal's supporting statement.

(2) However, if you believe that the company's opposition to your proposal contains materially false or misleading statements that may violate our anti-fraud rule, §240.14a-9, you should promptly send to the Commission staff and the company a letter explaining the reasons for your view, along with a copy of the company's statements opposing your proposal. To the extent possible, your letter should include specific factual information demonstrating the inaccuracy of the company's claims. Time permitting, you may wish to try to work out your differences with the company by yourself before contacting the Commission staff.

(3) We require the company to send you a copy of its statements opposing your proposal before it mails its proxy materials, so that you may bring to our attention any materially false or misleading statements, under the following timeframes:

(i) If our no-action response requires that you make revisions to your proposal or supporting statement as a condition to requiring the company to include it in its proxy materials, then the company must provide you with a copy of its opposition statements no later than 5 calendar days after the company receives a copy of your revised proposal; or

(ii) In all other cases, the company must provide you with a copy of its opposition statements no later than 30 calendar days before its files definitive copies of its proxy statement and form of proxy under §240.14a-6.


RECEIVED
DEC 17 2009
D. S. ROSENTHAL

Mr. David Rosenthal
Secretary & Vice President of Industrial Relations
EXXON MOBIL Corporation
5959 Las Colinas Boulevard
Irving, TX 75039 – 2298

December 14, 2009

FAX: 1-972-444-1505

Dear Mr. Rosenthal:

The attached letter from Wells Fargo Advisors LLC establishes my ownership of 1170.743 shares of ExxonMobil stock, which I have held with them since 2004. I personally attest that I have held that stock continuously and plan to own at least 900 shares of Exxon Mobil (well over $2000 worth) continuously, through Wells Fargo Advisors, through 2011. I appreciate the role that ExxonMobil plays in my life and my retirement planning!

I am also attaching a Stockholder Proposal, "Support Abandoning Markets that Promote Radical Islam" for the Board of Director's consideration. Should the board not adopt this proposal directly, I request that this proposal be included in the proxy statement for the 2010 Stockholders Meeting. I attest that this statement is under 500 words.

If you have any questions or concerns, please don't hesitate to contact me.

Sincerely,

Margaret A. Wilson

Transmitted by fax 12-14-09
receipt was confirmed.
fax Copy quality was not good.

ADVISORS

Wells Fargo Advisors, LLC
9442 North Capital of Texas Highway
Arboretum Plaza One, Suite 700
Austin, TX 78759

Tel 512-345-2345
Fax 512-338-8090
800-999-1800

December 2, 2009

Margaret Wilson

*** FISMA & OMB Memorandum M-07-16 ***

Ref: Exxon Mobil

This is our confirmation that you have an account with our firm. This account was established 09-03-2004. In this account you have 1,170.7430 shares of Exxon Mobil Corporation stock .

If you have further questions, you may reach your financial advisor Jason McDonald at 345-2345.

Regards,



Laura Frazier
Operations Manager

Support Abandoning Markets that Promote Radical Islam

Whereas: ExxonMobil has a policy of sustainable, long-term value creation;

Whereas: ExxonMobil announced an agreement with XTO Energy Inc. to improve ExxonMobil's position in the development of unconventional natural gas and oil resources, especially in the US;

Whereas: in the US, fundamental regulatory obstacles remain, and many locations remain off limits to responsible oil and natural gas exploration and production;

Whereas: General Lute, Assistant to President Bush and National Security Advisor for Iraq and Afghanistan, spoke, in 2008, about how US oil money was funding the insurgency, foreign fighters, and al-Qaeda, in Iraq, Afghanistan, Saudi Arabia, Kuwait, Dubai, and the rest of the oil rich Arab regimes and enabling the spread of hateful, radical Islam through the world;

Whereas The Honorable Sue Myrick (R-NC), Chairwoman of the U.S. House of Representatives Anti-Terrorism Caucus, has publicly stated that she and a bi-partisan majority of the Caucus fear that the US could lose the Global War against Radical Islam and become an Islamist Country within the next 100 years if concerted efforts aren't made to cut off resources to those who incite radical Islam;

Therefore: ExxonMobil should report to shareholders what the impact on the corporation would be of abandoning exploration and production markets in countries that are known to support and promote the radical Islamic diaspora; and

Furthermore: ExxonMobil should report to shareholders what the opportunities would be to compensate for abandoning such markets, in political, economic and technological terms, by expanding operations within the "Functioning Core", as defined by Thomas P. M. Barnett in *The Pentagon's New Map.* Particular attention should be given to opportunities should regulatory obstacles in the US market be lifted. Such a report should delineate what policies and regulations should be repealed or amended to allow for fair and open exploration and production; what economic conditions would best support development of unconventional sources of oil and gas; and what new technologies would be needed to aggressively pursue the totality of energy resources within the sphere of US authority.

Margaret Wilson, December 14, 2009

SHAREHOLDER PROPOSAL

DEC 14 2009

NO. OF SHARES________
DISTRIBUTION: DSR: RME: TJG: LKB: JEP: DGH: SMD

December 14, 2009

Mr. David Rosenthal
Secretary & Vice President of Industrial Relations
EXXON MOBIL Corporation
5959 Las Colinas Boulevard
Irving, TX 75039 – 2298

FAX: 1-972-444-1505

Dear Mr. Rosenthal:

The attached letter from Wells Fargo Advisors LLC establishes my ownership of 1170.743 shares of ExxonMobil stock, which I have held with them since 2004. I personally attest that I have held that stock continuously and plan to own at least 900 shares of Exxon Mobil (well over $2000 worth) continuously, through Wells Fargo Advisors, through 2011. I appreciate the role that ExxonMobil plays in my life and my retirement planning!

I am also attaching a Stockholder Proposal, "Support Abandoning Markets that Promote Radical Islam" for the Board of Director's consideration. Should the board not adopt this proposal directly, I request that this proposal be included in the proxy statement for the 2010 Stockholders Meeting. I attest that this statement is under 500 words.

If you have any questions or concerns, please don't hesitate to contact me.

Sincerely,



Margaret A. Wilson

*** FISMA & OMB Memorandum M-07-16 ***

Support Abandoning Markets that Promote Radical Islam

Whereas: ExxonMobil has a policy of sustainable, long-term value creation;

Whereas: ExxonMobil announced an agreement with XTO Energy Inc. to improve ExxonMobil's position in the development of unconventional natural gas and oil resources, especially in the US;

Whereas: in the US, fundamental regulatory obstacles remain, and many locations remain off limits to responsible oil and natural gas exploration and production;

Whereas: General Lute, Assistant to President Bush and National Security Advisor for Iraq and Afghanistan, spoke, in 2008, about how US oil money was funding the insurgency, foreign fighters, and al-Qaeda, in Iraq, Afghanistan, Saudi Arabia, Kuwait, Dubai, and the rest of the oil rich Arab regimes and enabling the spread of hateful, radical Islam through the world;

Whereas The Honorable Sue Myrick (R-NC), Chairwoman of the U.S. House of Representatives Anti-Terrorism Caucus, has publicly stated that she and a bi-partisan majority of the Caucus fear that the US could lose the Global War against Radical Islam and become an Islamist Country within the next 100 years if concerted efforts aren't made to cut off resources to those who incite radical Islam;

Therefore: ExxonMobil should report to shareholders what the impact on the corporation would be of abandoning exploration and production markets in countries that are known to support and promote the radical Islamic diaspora; and

Furthermore: ExxonMobil should report to shareholders what the opportunities would be to compensate for abandoning such markets, in political, economic and technological terms, by expanding operations within the "Functioning Core", as defined by Thomas P. M. Barnett in *The Pentagon's New Map*. Particular attention should be given to opportunities should regulatory obstacles in the US market be lifted. Such a report should delineate what policies and regulations should be repealed or amended to allow for fair and open exploration and production; what economic conditions would best support development of unconventional sources of oil and gas; and what new technologies would be needed to aggressively pursue the totality of energy resources within the sphere of US authority.

Margaret Wilson, December 14, 2009


ADVISORS

We Fargo Advisors, LLC
944 North Capital of Texas Highway
Art ntum Plaza One, Suite 700
Au: , TX 78739

Tel 2-345-2345
Fax 2-398-8090
80 99-1800

SHAREHOLDER RELATIONS

DEC 14 2009

NO. OF SHARES:
COMMENT:
ACTION:

December 2, 2009

Margaret Wilson

*** FISMA & OMB Memorandum M-07-16 ***

Ref: Exxon Mobil

This is our confirmation that you have an account with our firm. This account was established 09-03-2004. In this account you have 1,170.7430 shares of Exxon Mobil Corporation stock.

If you have further questions, you may reach your financial advisor Jason McDonald at 345-2345.

Regards,

Laura Frazier
Operations Manager

FAX Cover Sheet

TO: **Mr. David Rosenthal**
Secretary & Vice President of Industrial Relations
EXXON MOBIL Corporation
5959 Las Colinas Boulevard
Irving, TX 75039 – 2298

FAX # 1-972-444-1505

DATE: December 14, 2009

SUBJECT: ExxonMobil Stockholder Proposal

FROM: **Margaret A. Wilson**

ATTACHED: Conveyance Letter
Letter from Wells Fargo
Shareholder Proposal

Please confirm receipt: *** FISMA & OMB Memorandum M-07-16 ***

*** FISMA & OMB Memorandum M-07-16 ***